RICHEMONT

02 NOV -5 AM 8:01

02055887

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

29 October 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the dividend press adverts in English, French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED

NOV 21 2002

THOMSON FINANCIAL

Very truly yours,

pp

Alan Grieve

Enclosures

11/14

cc: Mr Richard L Muglia
Ms Karen Shell

File no 82-4102

SHAB

02 NOV -5

16 September 2002

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBURG

Die Generalversammlungen der Compagnie Financière Richemont AG, Zug, und Richemont SA, Luxemburg, wurden am 12. September 2002 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont AG hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 30. September 2002
gegen Abgabe des	neuen Coupon Nr. 1

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16. September 2002

Compagnie Financière Richemont AG
6300 Zug, Schweiz

Richemont SA
Luxemburg

201849

Neue Zürcher Zeitung 16 September 2002

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBURG

Die Generalversammlungen der Compagnie Financière Richemont AG, Zug und Richemont SA, Luxemburg wurden am 12. September 2002 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont AG hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 30. September 2002
gegen Abgabe des	neuen Coupon Nr. 1

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16. September 2002

Compagnie Financière Richemont AG
6300 Zug, Schweiz

Richemont SA
Luxemburg

File no 82-4102

Der Bund **16 September 2002**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBURG

Die Generalversammlungen der Compagnie Financière Richemont AG, Zug und Richemont SA, Luxemburg wurden am 12. September 2002 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont AG hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 30. September 2002
gegen Abgabe des	neuen Coupon Nr. 1

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16. September 2002

Compagnie Financière Richemont AG
6300 Zug, Schweiz

Richemont SA
Luxemburg

File no 82-4102

Basler Zeitung **16 September 2002**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBURG

Die Generalversammlungen der Compagnie Financière Richemont AG, Zug und Richemont SA, Luxemburg wurden am 12. September 2002 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont AG hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 30. September 2002
gegen Abgabe des	neuen Coupon Nr. 1

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16. September 2002

Compagnie Financière Richemont AG
6300 Zug, Schweiz

Richemont SA
Luxemburg

File no 82-4102

Luxemburger Wort **16 September 2002**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBURG

Die Generalversammlungen der Compagnie Financière Richemont AG, Zug und Richemont SA, Luxemburg wurden am 12. September 2002 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont AG hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 30. September 2002
gegen Abgabe des	neuen Coupon Nr. 1

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16. September 2002

Compagnie Financière Richemont AG
6300 Zug, Schweiz

Richemont SA
Luxemburg

File no 82-4102

Le Temps

28 September 2002

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SCHWEIZ
RICHEMONT SA, LUXEMBOURG

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont AG, Zoug, et de Richemont SA, Luxembourg, se sont tenues le 12 septembre 2002.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont AG a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris le résolution de distribuer le dividende suivant aux porteurs d'unités de Richemont :

Dividende brut par unit :	**€ 0.32**
Paiement à partir du	lundi, le 30 septembre 2002
contre remise du	nouveau coupon No. 1

Le paiement aux porteurs d'unités s'effectuera par Richemont SA. Le paiement se fera sans frais et sans déduction de l'impôt anticipé.

Le coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes :

UBS AG	Pictet & Cie
Bank Vontobel AG	Bank von Ernst & Cie AG

Lombard Odier Darier Hentsch & Cie

le 16 septembre 2002

Compagnie Financière Richemont AG
6300 Zoug, Suisse

Richemont SA
Luxembourg

File no 82-4102

L'AGEFI

16 September 2002

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZOUG, SUISSE
RICHEMONT SA, LUXEMBOURG

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont AG, Zoug, et de Richemont SA, Luxembourg, se sont tenues le 12 septembre 2002.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont AG a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris le résolution de distribuer le dividende suivant aux porteurs d'unités de Richemont :

Dividende brut par unité :	**€ 0.32**
Paiement à partir du	lundi, le 30 septembre 2002
contre remise du	nouveau coupon No. 1

Le paiement aux porteurs d'unités s'effectuera par Richemont SA. Le paiement se fera sans frais et sans déduction de l'impôt anticipé.

Le coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes :

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

le 16 septembre 2002

Compagnie Financière Richemont AG
6300 Zoug, Suisse

Richemont SA
Luxembourg

File no 82-4102

Financial Times **16 September 2002**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SWITZERLAND
RICHEMONT SA, LUXEMBOURG

The annual general meetings of Compagnie Financière Richemont AG, Zug and Richemont SA, Luxembourg were held on 12 September 2002.

The annual general meeting of Compagnie Financière Richemont AG resolved not to pay a dividend. The annual general meeting of Richemont SA resolved that the following dividend be paid to holders of Richemont units:

Gross dividend per unit	**€ 0.32**
Payable from	Monday, 30 September 2002
In respect of	New coupon No. 1

The dividend will be paid to unitholders by Richemont SA. The dividend is payable free of charges and without deduction of withholding tax.

Coupons may be presented for payment at any branch of the following banks:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16 September 2002

Compagnie Financière Richemont AG
6300 Zug, Switzerland

Richemont SA
Luxembourg

File no 82-4102

Financial Times - Europe **16 September 2002**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT AG, ZUG, SWITZERLAND
RICHEMONT SA, LUXEMBOURG

The annual general meetings of Compagnie Financière Richemont AG, Zug and Richemont SA, Luxembourg were held on 12 September 2002.

The annual general meeting of Compagnie Financière Richemont AG resolved not to pay a dividend. The annual general meeting of Richemont SA resolved that the following dividend be paid to holders of Richemont units:

Gross dividend per unit	**€ 0.32**
Payable from	Monday, 30 September 2002
In respect of	New coupon No. 1

The dividend will be paid to unitholders by Richemont SA. The dividend is payable free of charges and without deduction of withholding tax.

Coupons may be presented for payment at any branch of the following banks:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

16 September 2002

Compagnie Financière Richemont AG
6300 Zug, Switzerland

Richemont SA
Luxembourg

Richemont Securities AG
Share Code: RCH
ISIN Code : CH0001609723

Notice of exchange rate applicable for the dividend payable to holders of Depositary Receipts ("DRs") in Richemont Securities AG

The exchange rate applicable for the conversion of Euros into Rand for the payment of the dividend due to holders of DRs in Richemont Securities AG is R 10.2906 : 1 Euro. Accordingly the dividend payable per DR held is R 0.3293.

DR holders are reminded of the following important dates :

Last date to trade "cum dividend"	Friday, 27 September 2002
Trading commences "ex-dividend" from the commencement of business on	Monday, 30 September 2002
DR dividend record date	Friday, 4 October 2002
DR dividend payment date	Friday, 11 October 2002

DR holders may not dematerialise or rematerialise their holdings of Richemont DRs between Monday 30 September 2002 and Friday 4 October 2002, both days inclusive.